UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): November 25, 2020 (November 13, 2020)

REMEMBRANCE GROUP, INC.
(Exact name of issuer as specified in its charter)

Delaware	46-3135405
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

365 5th Ave South, Suite 201, Naples, FL 34102
(Full mailing address of principal executive offices)

(239) 666-3440
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series A Preferred Stock

ITEM 3.	MATERIAL MODIFICATION TO RIGHTS OF SHAREHOLDERS

Amended and Restated Certificate of Incorporation

On November 19, 2020, Remembrance Group, Inc. (the “Company”) filed an Amended and Restated Certificate of Incorporation (the “Amended Charter”) with the Secretary of State of the State of Delaware (i) to increase the authorized number of shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), from 20,000,000 to 40,000,000 and (ii) to authorize 10,000,000 shares of the Company’s preferred stock, $0.0001 par value per share, of which 1,200,000 shares have been designated as Series A Preferred Stock (the “Series A Preferred Stock”) and 4,500,000 shares have been designated as Series B Convertible Preferred Stock (the “Series B Convertible Preferred Stock”).

Although no shares of the Series A Preferred Stock, which has been qualified for sale under Regulation A (SEC File No. 024-11179), have been issued to date, the Series B Convertible Preferred Stock will rank senior to the Series A Preferred Stock with respect to the payment of dividends and amounts payable upon a liquidation of the Company.

The other material terms of the Series A Preferred Stock and the Series B Convertible Preferred Stock are as set forth in the Amended Charter, a copy of which is attached hereto as Exhibit 2.1.

ITEM 8. CERTAIN UNREGISTERED SALES OF EQUITY SECURITIES

Private Placement

The Company has conducted a closing of a “best efforts” private placement to accredited investors (as defined in Rule 501 of Regulation D promulgated under the Securities Act) (the “Private Placement”) pursuant to which it sold 2,575,892 shares (each a “Share” and, collectively, the “Shares”) of its Series B Convertible Preferred Stock at an offering price of $1.12 per Share, with accompanying five year warrants (the “Warrants”) to purchase an aggregate of 643,973 shares of Common Stock at an exercise price of $1.12 per share of Common Stock (with coverage being at a rate of 25%). Of the total number of securities sold, 1,683,035 of the Shares along with Warrants to purchase 420,759 shares of Common Stock were issued in exchange for $1,600,000 in principal amount of, and $285,000 in accrued but unpaid interest in, convertible notes and 892,857 of the Shares along with Warrants to purchase 223,214 shares of Common Stock were sold for an aggregate amount of $1,000,000

Under the Private Placement, the Company is required to redeem the Series B Convertible Preferred Stock on the last day of the 42nd month following the initial issuance of Series B Convertible Preferred Stock. Each Share is convertible at any time at the holder’s option into one (1) share of Common Stock (subject to customary anti-dilution adjustments). Each Share will automatically convert upon the consummation by the Company of a qualified offering in which the Company raises at least $20 million.

An SEC registered and FINRA member broker-dealer acted as placement agent with respect to the Private Placement and will receive a cash fee equal to 6% of the capital raised in the Private Placement from new investors. The broker-dealer will not receive any compensation with respect to securities issued upon conversion of the convertible notes.

The securities offered and sold were not registered under the Securities Act of 1933, as amended (the “Securities Act”),and were sold pursuant to an exemption from registration provided under Section 4(a)(2) of the Securities Act and Regulation D, Rule 506(b) promulgated thereunder.

EXHIBITS

2.1	Amended and Restated Certificate of Incorporation of Remembrance Group, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 25, 2020	REMEMBRANCE GROUP, INC.

	By:	/s/ Dennis L. Smith
Dennis L. Smith Chief Executive Officer

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